UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 24, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Cheniere Corpus Christi Holdings, LLC

File No. 333-221307 - CF#35628

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Cheniere Corpus Christi Holdings, LLC submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on November 2, 2017, as amended.

Based on representations by Cheniere Corpus Christi Holdings, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.50   through December 6, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary